Texen Oil and Gas Announces Success in Recompletion Program

Houston, Texas, December 6, 2004- Texen Oil and Gas, Inc. (OTC.BB: TXE), announced the successful recompletion of the C. Kuester A-15 Well, Victoria County Texas. The well was recompleted to 5,420' in the Upper Yegua sand. The flowing tubing pressure was recorded at 1,180 PSI.

"This is the beginning of a series of recompletions that are expected to double production in the field by December 31, 2004" states D. Elroy Fimrite, President and CEO of Texen.

The Company believes that their holdings in the Helen Gohlke field have significant additional potential with the application of currently available technologies for enhanced resource analysis and recovery.

About Texen Oil and Gas, Inc.
Texen Oil and Gas, Inc. is a Houston based oil and gas exploration and development (E&D) company. The company leases approximately 6,000 acres of crude oil and natural gas properties in Victoria, DeWitt and Waller Counties, Texas. Texen Oil and Gas is focused on acquiring, developing and producing proven, developed and underdeveloped reserves, which offer long-term value for the company. We trade under the stock symbol: TXEO on the OTC bulletin board. For additional information, please visit our web site at: http://www.texenoilandgas.com/

Forward-Looking Statements: This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All forward-looking statements are inherently uncertain as they are based on current expectations and assumptions concerning future events or future performance of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which are only predictions and speak only as of the date hereof. In evaluating such statements, prospective investors should review carefully various risks and uncertainties identified in this release and matters set in the Company's SEC filings. These risks and uncertainties could cause the Company's actual results to differ materially from those indicated in the forward-looking statements.